June 3, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director

RE:	Caladrius Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-210664
Acceleration Request

Dear Mr. Reynolds:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Caladrius Biosciences, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Monday, June 6, 2016, at 9:30 a.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Jeffrey P. Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding the Registration Statement.

Very truly yours,

Caladrius Biosciences, Inc.

/s/ David J. Mazzo_____
By: David J. Mazzo
Its: Chief Executive Officer

cc:    David Link, Securities and Exchange Commission
Michael Killoy, Securities and Exchange Commission
Jeffrey P. Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

106 Allen Road │ 4th Floor │ Basking Ridge, NJ│ 07920 │ Phone: (908) 842-0100
www.caladrius.com